Exhibit (4)(b)

CORPORATE ACCESS NUMBER: 204245476

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

TANZANIAN ROYALTY EXPLORATION CORPORATION
AMENDED ITS ARTICLES ON 2008/03/07.



REGISTRAR OF
CORPORATIONS

Articles Of Amendment

Business Corporations Act
Section 29 or 177

1. Name of Corporation	2. Corporate Access Number
TANZANIAN ROYALTY EXPLORATION CORPORATION	204245476

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

1. Pursuant to section 173(1)(l) of the *Business Corporations Act* (Alberta), Item 5 of the Articles of the Corporation is hereby amended by increasing the maximum number of the directors from a maximum of nine (9) to a maximum of eleven (11).

Filed with Alberta Registries
by Macleod Dixon LLP

MAR - 7 2008

Initials

Authorized Signature	HELEN HANSEN Name of Person Authorizing (please print)	March 5, 2008 Date

N/A Identification (not applicable for residents)	CORPORATE SECRETARY Title (please print)

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

REG 3054 (2003/05)